MEMORANDUM
TO:	Patrick Scott U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	June 30, 2017
SUBJECT:	Second Response to Comments to the Proxy Statement filed as PRE14A on June 14, 2017 for JNL Series Trust (the "Registrant") File No: 811-8894 (the "Proxy Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) follow-up comment received via email on June 30, 2017, to the Proxy Statement.

The comment is repeated below in italics, with the supplemental response immediately following.

1.
On page 8 of the Proxy Statement, explain supplementally whether the primary purpose of the new sleeve is to manage the volatility of the portfolio.  If so, please confirm whether it will be done with reference to the obligations under its variable contracts.

RESPONSE: No; the Registrant confirms that the primary purpose of the additional sleeve is not to manage the volatility of the portfolio.  Rather the primary purpose of this new sleeve is to provide a different investment perspective that is consistent with the overall portfolio.

It is the Registrant's intention to respond fully to the Commission Staff's comments and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc:  File